UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Completion of Acquisition of Cyberint Technologies Ltd.

On September 30, 2024, Check Point Software Technologies Ltd. (“Check Point”) completed the acquisition of Cyberint Technologies Ltd., a pioneering provider of External Risk Management solutions, which was previously announced on August 27, 2024.

Press Release

Check Point issued a press release on October 1, 2024 announcing the completion of the acquisition of Cyberint Technologies Ltd. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Language Concerning Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions and Cyberint’s products and solutions, our expectations related to our ability to enhance its Security Operations Center (SOC) capabilities and expand its managed threat intelligence solutions, and the expected results for the consummation of the acquisition. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include the failure to realize the anticipated benefits of the acquisition; the ability to satisfy the conditions to the completion of the acquisition on the anticipated schedule, or at all; our ability to continue to develop platform capabilities and solutions; our ability to successfully integrate the business of Cyberint’s; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: October 1, 2024